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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   Henry                 Brian                    J.
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   (Last)               (First)                 (Middle)

   500 Post Road East, Suite 320
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                                    (Street)

   Westport,              CT                     06880
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   Terex Corporation (TEX)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   July 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


              Vice President - Finance and Business Development
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
                                  (1)
Common Stock, par value $.01 p/sh.    05/07/98       A               6,000       A      29.625                  D
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                                  (2)
Common Stock, par value $.01 p/sh.    07/06/98       M               1,250       A       5.500                  D
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                                  (3)
Common Stock, par value $.01 p/sh.    ---            J        V        114       A      ---      28,083         D
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                                  (4)                                                                                     401(k)
Common Stock, par value $.01 p/sh.    ---            J        V         77       A      ---         979         I         Plan
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Options to Purchase                                                            Common
Common Stock         5.500   07/06/98 M               1,250  06/23/95 06/23/04 Stock     1,250   ---                D
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                (5)
Options to Purchase                                                            Common
Common Stock        29.625   05/07/98 A         9,000        05/07/99 05/07/08 Stock     9,000            19,000    D
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
Explanation of Responses:
(1) Restricted Stock granted pursuant to the Company's 1996 Long-Term Incentive Plan vesting over a 4-year period, with the first shares vesting on May 7, 1999.

(2) Common stock acquired upon the exercise of options granted June 23, 1994.

(3) Shares acquired through the Company's Employee Stock Purchase Plan from 1/21/98 through 7/31/98 at prices ranging from 20.75 to 29.875 per share, which are being voluntarily reported early.

(4) Shares acquired through the Company's 401(k) Plan from 1/28/98 through 7/7/98 at prices ranging from 20.6875 to 29.5625 per share, which are being voluntarily reported early.

(5) Incentive Stock Options granted pursuant to the Company's 1996 Long-Term Incentive Plan with the first shares vesting on May 7, 1999 and are exercisable (except for certain exceptions) at any time and expire May 7, 2008.


     /s/ Brian J. Henry                                      August 6, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.